FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒      Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

Announcement

Repeat General Meeting of Shareholders held on 1 February 2010

National Bank of Greece announces that it held a Repeat General Meeting of shareholders today, 1 February 2010, in the Megaro Mela, Athens. Shareholders representing 25.40% of the Bank’s paid-up share capital were present at the Meeting.

Accordingly, discussion and decision-taking regarding the single item of the agenda, i.e. assignment by the General Meeting to the Board of Directors of the right to issue bonds convertible to shares, in accordance with the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, as amended, was postponed due to the lack of quorum required by the law and is now scheduled to take place at a 2nd Repeat General Meeting of shareholders of the Bank to be held at 13:00 on Thursday, 18 February 2010, at Aiolou 93 (Megaro Mela), Athens.

Athens, 1 February 2010

NATIONAL BANK OF GREECE

INVITATION TO

2nd REPEAT GENERAL MEETING OF SHAREHOLDERS

Thursday, 18 FEBRUARY 2010, 13:00

Pursuant to the provisions of Companies Act 2190/1920 (the Companies Act) and of Law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and resolution of the Board of Directors, the Shareholders of National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to a 2nd Repeat General Meeting to be held at 13:00 hours on Thursday, 18 February 2010 at Aiolou 93 (Megaro Mela), Athens, to resolve upon the single agenda item, as below:

•                  Assignment by the General Meeting to the Board of Directors of the right to issue bonds convertible to shares, in accordance with the provisions of Articles 3a and 13 of the Companies Act and Article 5 of the Bank’s Articles of Association, as amended.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.  Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and receive from them the relevant certificate, issued by the CSD, and submit it to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 12 February 2010).

2.  Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate, issued and delivered to them by the CSD, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 12 February 2010).

Shareholders that are legal entities are further required to submit their legalization documents to the Bank within the same deadline as above by law, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the General Meeting by proxy should deliver their proxy documents to the Bank by the same date (i.e. Friday, 12 February 2010).

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to take steps to block their shares on their behalf (Shareholders Department contact tel. nos. +30 210-3343414/16/21/26/28/60/94, and fax nos. +30 210-3343404/06/10.

Athens, 1 February 2010

By order of the Board of Directors

The Chairman of the Board of Directors

Vassilios T. Rapanos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis
(Registrant)

Date: 1st February, 2010

Chief Executive Officer